UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*



                                 Monroe Bancorp
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   61-0313108
                                 (CUSIP Number)


                                 April 7, 2004
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [     ]  Rule 13d-1(b)
         [ X ]    Rule 13d-1(c)
         [     ]  Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   61-0313108

1.  Names of Reporting Persons. Indiana University Foundation, Inc.
    I.R.S. Identification Nos. of above persons (entities only). 35-6018940

2.  Check the Appropriate Box if a Member of a Group

    Inapplicable.

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Indiana

Number of Shares Beneficially Owned by Each Reporting Person With:

         5. Sole Voting Power

            284,611

         6. Shared Voting Power

            0

         7. Sole Dispositive Power

            284,611

         8. Shared Dispositive Power

            0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    284,611

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

    Inapplicable.

11. Percent of Class Represented by Amount in Row (9)

    4.7%


12. Type of Reporting Person

    CO


Item 1

         (a) Name of Issuer.

                  Monroe Bancorp

         (b) Address of Issuer's Principal Executive Offices.

                  210 East Kirkwood Avenue
                  Bloomington, Indiana  47408

Item 2

         (a) Name of Person Filing.

                           This statement is filed by Indiana University
                  Foundation, Inc., a non-profit corporation organized under the laws of the State of Indiana.

         (b) Address of Principal Business Office, or, if none, Residence.

                           The address of the principal business office of
                  Indiana University Foundation, Inc. is Showalter House, P.O. Box 500, Bloomington, Indiana 47402.

         (c)      Citizenship.

                  Indiana

         (d) Title of Class of Securities.

                  Common Stock

         (e) CUSIP Number.

                  61-0313108

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [   ] Broker or dealer registered under Section 15
                            of the Act;

                  (b) [   ] Bank as defined in Section 3(a)(6) of the Act;

                  (c) [   ] Insurance Company as defined in Section 3(a)(19)
                            of the Act;

                  (d) [   ] Investment Company registered under Section 8 of the
                            Investment Company Act of 1940;

                  (e) [   ] An investment adviser in accordance with
                            Section 240.13d-1(b)(1)(ii)(E);

                  (f) [   ] An employee benefit plan or endowment fund in
                            accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g) [   ] A parent holding company or control person in
                            accordance with Section 240.13d-1(b)(1)(ii)(G);

                  (h) [   ] A savings association as defined in Section 3(b)
                            of the Federal Deposit Insurance Act;

                  (i) [   ] A church plan that is excluded from the definition
                            of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j) [   ] Group, in accordance with
                            Section 240.13d-1(b)(1)(ii)(J).

                  Inapplicable.

Item 4.  Ownership.
------   ---------

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The following information is provided as of April 7, 2004.

         (a) Amount beneficially owned:

             284,611

         (b) Percent of class:

             4.7%

         (c) Number of shares as to which such person has:

             (i) Sole power to vote or direct the vote:

                 284,611

            (ii) Shared power to vote or to direct the vote:

                 0

           (iii) Sole power to dispose or to direct the disposition of:

                 284,611

            (iv) Shared power to dispose or to direct the disposition of:

                 0

Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Inapplicable.

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

         Inapplicable.

Item 9.  Notice of Dissolution of Group.
------   ------------------------------

         Inapplicable.

Item 10. Certification.
-------  -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 8, 2004       Signature            /s/ James P. Perin
                                         ---------------------------------
                                         James P. Perin
                                         Senior Vice President and
                                         Chief Financial Officer
                                         Indiana University Foundation, Inc.